Exhibit 99.5

Combined Ordinary and Extraordinary General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to

5:00 P.M. (New York City time) on May 12, 2015 for action to be taken.

2015 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Cellectis S.A. (the “Company”)

ADS CUSIP No.:	15117K103.

ADS Record Date:	April 14, 2015.

French Record Date:	May 14, 2015 (12:01 A.M. Paris time). This is the time at which ADS Holders are required under French Law to hold their interest in the shares of the Company in order to be eligible to vote at the Meeting. For ADS purposes, the French Record Date is 5:00 P.M. (New York City time) on May 12, 2015.

Meeting Specifics:	Combined Ordinary and Extraordinary General Meeting to be held on May 18, 2015 beginning at 2:30 P.M. (Paris time) at 11 rue Watt, 75013 Paris, France (the “Meeting”).

Depositary:	Citibank, N.A.

Deposit Agreement:	Deposit Agreement, dated as of March 30, 2015.

Deposited Securities:	Ordinary Shares of the Company.

Custodian(s):	Citibank International Limited.

You as the undersigned holder, as of the ADS Record Date, of the American Depositary Shares issued under the Deposit Agreement (“ADSs”) identified above, acknowledge receipt of a copy of the Depositary’s Notice of Combined Ordinary and Extraordinary General Meeting of Cellectis S.A. and hereby authorize and direct the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by your ADSs in the manner indicated on the reverse side hereof. You recognize that any sale, transfer or cancellation of your ADSs before the French Record Date will invalidate these voting instructions if the Depositary is unable to verify your continued ownership of ADSs as of the French Record Date.

Please note that the Company has informed the Depositary that, under French Company law, certain of the Company’s shareholders, the workers’ council and the Company’s Board of Directors may submit new resolutions and the Board of Director of the Company may or modify the resolutions proposed in the Company’s Notice of Meeting. In such case, holders of ADSs who have given instructions to vote on such resolutions shall (consistent with the terms of the Deposit Agreement) be deemed to have instructed the Depositary to vote in favor of such new or modified resolutions if approved by the Board of Directors and against if not approved by the Board of Directors.

With respect to Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from a holder of ADSs, the Depositary shall deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by such holder’s ADSs; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (i) the Company does not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of Deposited Securities may be materially adversely affected. By way of example and not limitation, it is agreed that routine matters, such as appointing auditors and elective directors (except where a competing director or slate of directors is proposed), or the approval of a public offering or private placement of securities, would not materially affect the rights of holders of ADSs.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

Agenda

Ordinary General Meeting

1.	Approval of the annual financial statements for the fiscal year ended December 31, 2014,

2.	Approval of the consolidated financial statements for the fiscal year ended December 31, 2014,

3.	Allocation of income for the fiscal year ended December 31, 2014,

4.	Review of the agreements referred to in articles L. 225-38 and following of the French Commercial Code (Code de Commerce),

5.	Reappointment of Mr. André Choulika as a Director,

6.	Reappointment of Mr. David Sourdive as a Director,

7.	Reappointment of Mr. Alain Godard as a Director,

8.	Appointment of a new Director (Mr. Jean-Marie Messier),

9.	Approval of the regulations pertaining to the stock option or stock purchase plan adopted by the Board of Directors on March 24, 2015, Extraordinary General Meeting

10.	Amendment of Article 18 of the Company’s Articles of Association to comply with Decree No. 2014-1466 dated December 8, 2014.

A	Issues	Cellectis S.A.

    Ordinary General Meeting

	For	Against	Abstain		For	Against	Abstain

Resolution 1	☐	☐	☐	Resolution 8	☐	☐	☐

Resolution 2	☐	☐	☐	Resolution 9	☐	☐	☐

Resolution 3	☐	☐	☐
Extraordinary General Meeting
Resolution 4	☐	☐	☐
				Resolution 10	☐	☐	☐
Resolution 5	☐	☐	☐

Resolution 6	☐	☐	☐

Resolution 7	☐	☐	☐

B	Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to a resolution, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the unmarked resolution if the unmarked resolution is endorsed by the Company’s Board of Directors and “AGAINST” the unmarked resolution if the unmarked resolution is not so endorsed.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to a resolution, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the multiple-marked resolution if the multiple-marked resolution is endorsed by the Company’s board of directors and “AGAINST” the multiple-marked resolution if the multiple-marked resolution is not so endorsed.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)
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